

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

<u>Via E-mail</u>
Eric Stoppenhagen
President
W270, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

  Re: **W270, Inc.**
    Preliminary Information Statement on Schedule 14C
    Filed April 11, 2013
    File No. 333-176388

Dear Mr. Stoppenhagen:

  Based on the representations in your letter dated April 30, 2013 that you will not pursue the transaction you disclose in the Schedule 14C, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Maryse Mills-Apenteng

          Maryse Mills-Apenteng
          Special Counsel